UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 16, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Horizon Pharma plc
File No. 1-35238

Vidara Therapeutics International plc
File No. 333-197052

Intermune, Inc.
File No. 0-29801

Connetics Corp.
File No. 0-27406

CF #36302

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Horizon Pharma plc (successor in interest to Vidara Therapeutics International plc, Intermune, Inc., and Connetics Corp.) submitted an application under Rules 406 and 24b-2 requesting an extension of prior grants of confidential treatment for information excluded from Exhibits to the filings listed below.

Based on representations by Horizon Pharma plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Horizon Pharma plc, File No. 1-35238:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.62	10-K	February 27, 2015	through May 5, 2021
10.64	10-K	February 27, 2015	through May 5, 2021
10.65	10-K	February 27, 2015	through May 5, 2021
10.68	10-K	February 27, 2015	through May 5, 2021
10.69	10-K	February 27, 2015	through May 5, 2021

Vidara Therapeutics International plc, File No. 333-197052:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.4	S-4	June 26, 2014	through May 5, 2021
10.6	S-4	June 26, 2014	through May 5, 2021
10.7	S-4	June 26, 2014	through May 5, 2021
10.10	S-4	June 26, 2014	through May 5, 2021
10.11	S-4	June 26, 2014	through May 5, 2021

Intermune Inc, File No. 0-29801:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.106	10-K	March 13, 2006	through May 5, 2021

Connetics Corp. File No. 0-27406:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.2	10-Q	August 13, 1998	through May 5, 2021
10.3	10-Q	May 13, 1999	through May 5, 2021
10.4	10-Q	May 13, 1999	through May 5, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary